

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

September 18, 2009

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

  **Re: SCBT Financial Corporation
    Form 10-K for Fiscal Year Ended December 31, 2008
    Form 10-Q for Fiscal Quarter Ended June 30, 2009
    File No. 001-12669**

Dear Mr. Hill:

  We have reviewed your response dated August 14, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 4 – Investment Securities, page F-21

1. We have reviewed your response to comment 1 of our letter dated July 24, 2009. We have the following comments:

  a. You state you used an estimate of 75 basis points for your future deferrals/defaults annually on your TRUPs. Please clarify to us if you are assuming a deferral/default rate of 75 basis points for <u>each</u> year in the future.

      b. We note that your TRUPs have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. We believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best's study, and Standard & Poor's methodology for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your TRUP OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.

      c. As a related matter, please tell us how you were able to conclude that the analysis you performed that considered the specific collateral underlying each individual security was similar enough to the analysis that based its default assumptions on the performance of numerous banks, as discussed above.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Note 3 – Investments, page 7

2.   On page 9 you state the company evaluates its "intent and ability" to hold investments for a period of time sufficient to allow for any anticipated market recovery. Please revise your disclosure in future filings to discuss whether you may be required to sell the security before recovery of its amortized cost basis and refer to paragraph 21 of SFAS FSP 115-2.

3.   We note the impairment recorded on PreTSL X B-1 and PreTSL X B-3 during the three months ending June 30, 2009. Please tell us the events that transpired during the three month period that caused these securities to become other than temporarily impaired. Please be as specific as possible in your response.

4.   On page 10 you state you will have "11.5% in defaults over the next five years on top of deferrals previously encountered in prior periods …." Please tell us and revise future filings to state the percentage of defaults that you expect will occur in each of the next five years.

                *   *   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       Please contact Babette Cooper, Staff Accountant, at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant